UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sirius XM Radio Inc.
Full Name of Registrant

Former Name if Applicable

1221 Avenue of the Americas, 36th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sirius XM Radio Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2008 (the “Form 10-Q”) by the prescribed due date. On July 28, 2008, Vernon Merger Corporation, a wholly-owned subsidiary of Sirius Satellite Radio Inc., merged with and into XM Satellite Radio Holdings Inc. (“XM Holdings”), whereupon XM Holdings became a wholly-owned subsidiary of Sirius Satellite Radio Inc., which changed its name to Sirius XM Radio Inc. Since that time, the Company has worked as expeditiously as possible to finalize its first post-merger Form 10-Q. The Company has just recently completed its review of the required purchase accounting adjustments and the impairment charge to be recorded in connection with the merger, and the Company is in the process of finalizing its Form 10-Q to reflect those items. The Company intends to file its Form 10-Q with the SEC as promptly as practicable and is presently unaware of any circumstances that would prevent it from filing its Form 10-Q on or before the fifth calendar day following the prescribed due date in compliance with Rule 12b-25.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s Form 10-Q. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 10-Q. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Patrick L. Donnelly	(212)	584-5100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sirius XM Radio Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 11, 2008	By	/s/ Patrick L. Donnelly
Name: Patrick L. Donnelly Title: Executive Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Sirius XM Radio Inc.

Attachment 1 to Form 12b-25

(all amounts in thousands)

On July 28, 2008, Vernon Merger Corporation, a wholly-owned subsidiary of Sirius Satellite Radio Inc., merged with and into XM Satellite Radio Holdings Inc. (“XM Holdings”), whereupon XM Holdings became a wholly-owned subsidiary of Sirius Satellite Radio Inc., which changed its name to Sirius XM Radio Inc. (the “Company”). The results of XM Holdings’ operations will be included in the Company’s consolidated financial statements as part of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008 (the “Form 10-Q”). Accordingly, the Company expects, primarily as a result of the merger, to have a significant change in its results of operations from the corresponding periods for fiscal year 2007. Subscriber revenue for the three months ended September 30, 2008 and 2007 was $456,357 and $226,844, respectively, an increase of 101%, or $229,513. Of this increase, $181,153 was attributable to the merger and the remaining increase was primarily attributable to the growth of subscribers. For the nine months ended September 30, 2008 and 2007, subscriber revenue was $978,516 and $627,275, respectively, an increase of 56%, or $351,241. Of this increase, $181,153 was attributable to the merger and the remaining increase was primarily attributable to the growth of subscribers. The Company’s results were also impacted by required purchase accounting adjustments and an impairment charge to goodwill.